GREAT LAKES FUND, INC.

Financial Statements

December 31, 1996


(With Independent Auditors' Report Thereon)




Independent Auditors' Report


To the Board of Directors and Stockholder
Great Lakes Fund, Inc.:


We have audited the accompanying statement of assets and liabilities of Great Lakes Fund, Inc., including the portfolio of investments, as of December 31, 1996 and the related statement of operations for the year then ended and the statement of changes in net assets and the financial highlights for the year then ended and for the period from May 1, 1995 (commencement of operations) to December 31, 1995. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with the custodian and brokers and other appropriate audit procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Great Lakes Fund, Inc. as of December 31, 1996, the results of its operations for the year then ended and the changes in net assets and its financial highlights for the year then ended and for the period from May 1, 1995 (commencement of operations) to December 31, 1995, presented in conformity with generally accepted accounting principles.




	KPMG Peat Marwick LLP



February 14, 1997


GREAT LAKES FUND, INC.

Statement of Assets and Liabilities

December 31, 1996

Assets

Investments, at value (cost $750,637,639)                     $ 1,054,052,593
Cash                                                                        3
Dividends receivable                                                1,864,454
Interest receivable                                                    11,194
Prepaid expenses                                                       27,101
Deferred organization costs, net                                       23,389

			Total assets                            1,055,978,734

Liabilities

Common stock dividend payable                                       6,530,310
Payable for securities purchased                                      114,018
Accrued expenses                                                    2,443,733
Notes payable  (note 5)                                               318,000
Accrued interest expense                                                8,427

			Total liabilities                           9,414,488

			Net assets                            $ 1,046,564,246

Net assets are represented by:
	Series A Auction Market Preferred Stock, $.01 par value
		at liquidation preference $100,000 per share, 1,000 shares
		authorized, issued and outstanding                100,000,000
	Series B Auction Market Preferred Stock, $.01 par value
		at liquidation preference $100,000 per share, 1,000 shares
		authorized, issued and  outstanding               100,000,000
	Series C Auction Market Preferred Stock, $.01 par value
		at liquidation preference $100,000 per share, 1,000 shares
		authorized, issued and outstanding                100,000,000
	Series D Auction Market Preferred Stock, $.01 par value
		at liquidation preference $100,000 per share, 500 shares
		authorized, issued and outstanding                 50,000,000
	Series E Auction Market Preferred Stock, $.01 par value
		at liquidation preference $100,000 per share, 500 shares
		authorized, issued and outstanding                 50,000,000
	Common stock at par value, $.01 per share, 199,996,000
		shares authorized, 37,508,445.64 shares issued and
		outstanding                                           375,084
	Additional paid-in capital                                349,246,322
	Accumulated overdistribution of net realized gains         (3,836,375)
	Accumulated overdistribution of net investment income      (2,693,935)
	Net unrealized appreciation of investments                303,414,954

			Net assets                            $ 1,046,564,246

			Net asset value per common shares
			outstanding                                   $ 17.24


See accompanying notes to the financial statements.

GREAT LAKES FUND, INC.

Statement of Operations

For the year ended December 31, 1996




Investment income:
	Dividend income                                          $ 20,453,756
	Interest income                                               498,146

			Total investment income                    20,951,902

Expenses:
	Broker dealer fee                                             994,502
	Legal fees                                                     48,415
	Rating agencies fees                                          113,366
	Independent accountants                                        32,167
	Auction agent fee                                              48,126
	Administration fee (note 2)                                 2,384,080
	Directors fees and expenses                                    11,286
	Interest expense                                               29,294
	Insurance                                                      14,189
	Investment management fee  (note 2)                            95,511
	Other expenses                                                    997
	Amortization of organization costs                              7,017

			Total expenses                              3,778,950

			Net investment income                      17,172,952

Net realized and unrealized gains on investments:
	Net realized gain on investments:
		Proceeds from sales            $ 19,304,839
		Cost of securities sold         (15,391,676)
								    3,913,163

	Unrealized appreciation of investments:
		Beginning of year               122,961,827
		End of year                     303,414,954
	Increase in net unrealized appreciation of investments    180,453,127

			Net increase in net assets resulting
				from operations                 $ 201,539,242


See accompanying notes to the financial statements.

GREAT LAKES FUND, INC.

Statements of Changes in Net Assets

For the year ended December 31, 1996
and for the period May 1, 1995 (commencement of operations) to December 31, 1995



						     1996            1995

From operations:
	Net investment income                    $ 17,172,952      10,839,941
	Net realized gain on investments            3,913,163         296,278
	Net change in unrealized appreciation
		on investments                    180,453,127     122,961,827

	       Increase in net assets resulting
		  from operations                 201,539,242     134,098,046

Dividends to stockholders from net
	investment income:
		Auction market preferred stock    (14,479,017)     (8,874,439)
		Common stock                       (2,693,935)     (1,965,502)
						  (17,172,952)    (10,839,941)

Dividends to stockholders from net realized gains:
		Auction market preferred stock              0               0
		Common stock                       (3,836,375)       (314,870)
						   (3,836,375)       (314,870)

	     Decrease in net assets resulting from
		dividends to stockholders         (21,009,327)    (11,154,811)

Increase (decrease) from capital share transactions:
	Issuance of auction market preferred stock 50,000,000     350,000,000
	Issuance of common stock                            0     393,091,096
	Return of additional paid-in capital to
	    common stockholder                    (50,000,000)              0

							    0     743,091,096

	     Total increase in net assets         180,529,915     866,034,331

Net assets:
	Beginning of period                       866,034,331               0

	End of period                         $ 1,046,564,246     866,034,331


See accompanying notes to the financial statements.

GREAT LAKES FUND, INC.

Financial Highlights

For the year ended December 31, 1996
and for the period May 1, 1995 (commencement of operations) to December 31, 1995


	1996    1995***

For a share of common stock outstanding
	throughout the period:
		Net asset value, beginning of period     $ 13.77      $ 10.00

		Net investment income                       0.46         0.33
		Net realized and unrealized gains
		    on investments                          4.91         3.76

		       Total income from
			  investment operations             5.37         4.09

Less distributions from net investment income
	and net realized gains:
		Common stock equivalent of dividends paid
			to AMPS holders                    (0.40)       (0.27)
		Dividends paid to common stockholder       (0.17)       (0.05)

Less distributions from paid-in capital:
		Return of capital paid to common
		       stockholder                         (1.33)        0.00

			Total distributions                (1.90)       (0.32)

Net asset value, end of period                           $ 17.24      $ 13.77

Total investment return                                    38.98%       40.90%*

Net assets at end of period (000s)                   $ 1,046,564    $ 866,034

Ratio of expenses to average net assets applicable
	to common shares                                   0.40%        0.10%**

Ratio of net investment income to average
	net assets applicable to common shares +           0.21%        0.23%**

Portfolio turnover                                         2.23%        2.22%

Average commission paid on equity security transactions  $ 0.02            -


+ Net investment income is adjusted for distributions paid to auction market preferred stock ("AMPS") holders.
++ For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for trades on which commissions are charged.
*       Total investment return for the period; not annualized.
**      Annualized.
***     For the period May 1, 1995 (commencement of operations) to December
	31, 1995.


See accompanying notes to the financial statements.

GREAT LAKES FUND, INC.

Notes to Financial Statements

December 31, 1996



(1)     Organization and Significant Accounting Policies

The Great Lakes Fund, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on May 1, 1995.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

On the date of commencement, the Fund issued 24,930,110.7 shares of common stock with a par value of $.01 at $10 per share in exchange for securities with a value in the aggregate of approximately $249.3 million and 2,000 shares of AMPS with a par value of $.01 at $100,000 per share in exchange for $200 million in cash.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

(a)     Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

(b)     Security Transactions

Security transactions are accounted for on a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

(c)     Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

(d)     Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net capital gains, if any, are generally distributed annually.



2


GREAT LAKES FUND, INC.

Notes to Financial Statements, Continued

(1), Continued

The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. At December 31, 1996, reclassifications were made to the Fund's capital accounts to reflect permanent book/tax differences and income and gains available for distributions under income tax regulations. Net investment income, net realized gains and net assets were not affected by this change.

(e)     Reclassification Policy

It is the Fund's policy to reclassify certain amounts to conform to the current year's presentation when necessary.

(f)     Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

(g)     Organization Costs

Organization costs have been deferred and are being amortized by the Fund on a straight-line basis over five years.


(2)     Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

During the year ended December 31, 1996 and the period from May 1, 1995 (commencement of operations) to December 31, 1995, dividends paid to the common stockholder were $6,287,604 and $2,280,372, respectively.

During the year ended December 31, 1996, the Fund made a return of capital dividend to the common stockholder in an amount of $50,000,000 of which approximately $6,600,000 is considered taxable for IRS purposes.

Comerica Bank serves as both custodian and administrator for the Fund.
The Custodian Contract and the Administration Agreement were amended changing their respective fee schedules effective January 1, 1996. Separate custodian and administration fees were replaced with a single administration fee of twenty-five hundredths of one percent in 1996, fifteen hudredths of one percent in 1997 and six hundredths of one percent thereafter based upon average net assets during the year. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The management fee is calculated and accrued on a monthly basis.

3


GREAT LAKES FUND, INC.

Notes to Financial Statements, Continued



(3)     Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the year ended December 31, 1996 were $24,722,586 and $19,304,839, respectively.

At December 31, 1996, the aggregate gross unrealized appreciation and depreciation of investments for Federal income tax purposes, were $316,057,660 and $12,642,706, respectively.


(4)     Auction Market Preferred Stock

In June 1996, the Fund issued $50 million of Auction Market Preferred Stock ("AMPS").

The Fund has outstanding at December 31, 1996, 1000 shares each of Series A, Series B and Series C and 500 shares each of Series D and Series E AMPS at a liquidation value of $100,000 per share. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through a Dutch Auction. The AMPS rates in effect on December 31, 1996 were 4.1%, 4.125%, 4.115%, 4.14% and 4.078% for Series A, Series B, Series C, Series D and Series E, respectively.

Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.


(5)     Notes Payable

As of December 31, 1996, the Fund had $318,000 of principal notes outstanding to investors. The notes due on May 8, 2020, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 3.50%. As of December 31, 1996, the Fund was paying interest at 9% per annum.


(6)     Subsequent Event

The Fund issued $75 million in a new series of AMPS on February 5, 1997. GREAT LAKES FUND, INC.

Portfolio of Investments

December 31, 1996

   No. of                                                            Market
   Shares                                                             Value

COMMON STOCK

               BUILDING AND CONSTRUCTION

                BUILDING MATERIALS                          1.28%
     13,400   OWENS CORNING                                            $571,175
     24,000   MASCO CORP                                                864,000
     15,200   LOUISIANA PAC CORP                                        321,100
     74,400   HOME DEPOT                                              3,729,300
     16,700   GEORGIA PACIFIC CORP                                    1,202,400
     18,200   CHAMPION INTL CORP                                        787,150

                CONSTRUCTION EQUIPMENT
      7,400   GIDDINGS & LEWIS                                           95,275

                PAINT AND FLAT GLASS
     17,800   SHERWIN WILLIAMS CO                                       996,800
     36,500   PPG INDUS INC                                           2,048,562

                INDUSTRIAL CHEMICALS
     12,200   ROHM & HAAS CO                                            995,825
      8,100   GREAT LAKES CHEM CRP                                      378,675

                MISCELLANEOUS
      7,400   KAUFMAN & BROAD HOME CORP                                  95,275
      7,800   FOSTER WHEELER CORP                                       289,575
     17,600   FLUOR CORP                                              1,104,400

              TOTAL BUILDING AND CONSTRUCTION                       $13,479,512

               CHEMICALS AND DRUGS                         13.14%

                CHEMICALS
     28,000   UNION CARBIDE CORP                                      1,144,500
     11,700   SIGMA-ALDRICH CORP                                        730,519
     28,700   PRAXIAIR INC                                            1,323,788
     13,700   NALCO CHEM CO                                             494,912
     31,100   MORTON INTERNATIONAL                                    1,267,325
    116,600   MONSANTO CO                                             4,532,825
     23,800   HERCULES INC                                            1,029,350
     15,100   GRACE W. R. & CO. (NEW)                                   781,425
      7,500   FMC CORP-NEW                                              525,937
     39,950   ENGLEHARD CORP                                            764,044
     15,900   EASTMAN CHEMICAL CO                                       878,475
    127,700   DUPONT DENEMOURS & CO                                  12,051,688
     42,600   DOW CHEMICAL CO                                         3,338,775
     24,000   BOSTON SCIENTIFIC CORP                                  1,440,000
     56,000   AMGEN INC                                               3,045,000
     19,900   AIR PRODS & CHEMS INC                                   1,375,587

                DRUGS
     43,600   WALGREEN CO                                             1,744,000
     70,400   SCHERING PLOUGH                                         4,558,400
    123,900   PFIZER INC                                             10,268,213
     49,020   PHARMACIA & UPJOHN INC                                  1,942,417
    230,200   MERCK & CO., INC                                       18,243,350
    113,300   LILLY ELI & CO                                          8,270,900
    282,200   JOHNSON & JOHNSON                                      14,039,450
    101,000   BRISTOL MYERS SQUIBB CO                                10,983,750
    136,200   AMERICAN HOME PRODUCTS                                  7,984,725
     12,100   ALZA CORP CL A                                            313,088
    170,900   ABBOT LABS                                              8,673,175

                COSMETICS
     20,400   INTL FLAVORS & FRAGRANCES                                 918,000
     27,200   AVON PRODUCTS INC                                       1,553,800
      5,800   ALBERTO CULVER CO CL B                                    278,400

                HEALTH PRODUCTS/CARE
     11,600   U S SURGICAL                                              456,750
     16,600   UTD HEALTHCARE CORP                                       747,000
     44,400   TENET HEALTHCARE CORP                                     971,250
      2,000   GUIDANT CORP                                              114,000
    171,600   COLUMBIA/HCA HEALTHCARE                                 6,992,700
     24,000   BEVERLY ENTERPRISES INC                                   306,000
     25,600   BECTON DICKINSON & CO                                   1,110,400
     57,300   BAXTER INTL INC.                                        2,349,300
     12,400   BAUSCH & LOMB                                             434,000
     10,600   BARD CR INC                                               296,800
      9,700   ALLERGAN INC                                              345,562

              TOTAL CHEMICALS AND DRUGS                            $138,619,580

               CONSUMER PRODUCTS                           14.09%

                CONFECTIONS AND BEVERAGES
      1,200   SEAGRAM LTD                                                46,500
    330,500   PEPSICO INC                                             9,667,125
     24,900   NEWELL CO.                                                784,350
    480,200   COCA COLA CO                                           25,270,525
     12,800   BROWN FORMAN INC CL B                                     585,600
     90,000   ANHEUSER-BUSCH COS                                      3,600,000

                CONTAINERS
      9,600   TEMPLE INLAND INC                                         519,600
     12,700   STONE CONTAINER                                           188,913
     12,900   CROWN CORK & SEAL INC                                     701,437
      5,700   BALL CORP                                                 148,200
     19,600   AVERY DENNISON CORP                                       693,350

                PACKAGED FOOD
     21,200   WRIGLEY WM JR CO                                        1,192,500
        400   UNILEVER NV NEW YORK                                       70,100
     38,100   SYSCO CORP                                              1,243,012
     99,200   SARA LEE CORP                                           3,695,200
     18,400   RALSTON-PURINA GROUP                                    1,350,100
     28,800   QUAKER OATS CO                                          1,098,000
     12,500   PIONEER HI BRED INTL INC                                  875,000
     45,800   KELLOGG CO                                              3,005,625
     33,600   HERSHEY FOODS CORP                                      1,470,000
     79,000   HEINZ H J CO                                            2,824,250
     30,100   GENERAL MILLS INC                                       1,907,588
      7,300   COORS ADOLPH CO CL B                                      138,700
     46,000   CONAGRA                                                 2,288,500
     49,000   CAMPBELL SOUP CO                                        3,932,250
     30,600   CPC INTL INC                                            2,371,500
    102,091   ARCHER DANIELS MIDLAND CO                               2,246,002

                PAPER
     30,300   WEYERHAEUSER CO                                         1,435,462
     12,100   UNION CAMP CORP                                           577,775
      5,600   POTLATCH CORP                                             240,800
      8,700   MEAD CORP                                                 505,688
     59,288   KIMBERLY CLARK CORP                                     5,647,182
     17,900   JAMES RIVER CORP                                          592,938
     61,812   INTERNATIONAL PAPER CO                                  2,495,659
      4,000   BOISE CASCADE CORP                                        127,000
      8,200   BEMIS CO                                                  302,375
     11,200   AMERICAN GREETINGS CL A                                   317,800

                PRINTING AND PUBLISHING
     19,650   WESTVACO CORP                                             564,938
     13,400   TRIBUNE CO                                              1,056,925
     17,500   TIMES MIRROR CO CL A NEW                                  870,625
     86,700   TIME WARNER INC                                         3,251,250
     15,400   NEW YORK TIMES CO CL A                                    585,200
      4,400   MEREDITH CORP                                             232,100
     19,800   MCGRAW-HILL COMPANIES INC                                 913,275
     13,400   KNIGHT-RIDDER INC                                         512,550
      5,700   JOSTENS INC                                               120,412

                RECREATIONAL EQUIPMENT
     50,125   MATTEL INC                                              1,390,969
     14,100   HASBRO INC                                                548,137
     12,800   HARRAH'S ENTERTAINMENT                                    254,400
     20,300   BRUNSWICK CORP                                            487,200

                SOAPS
      9,000   CLOROX CO                                                 903,375

                OTHER CONSUMER PRODUCTS
     17,700   WHITMAN CORP                                              404,888
     25,200   UST INC                                                   815,850
     12,600   TUPPERWARE CORPORATION                                    675,675
      3,800   SPRINGS INDUS INC                                         163,400
     22,300   RUBBERMAID INC                                            507,325
    139,600   PROCTER & GAMBLE CO                                    15,007,000
     84,700   GILLETTE CO                                             6,585,425
     31,500   COLGATE PALMOLIVE CO                                    2,905,875
     31,300   AMERICAN BRANDS INC                                     1,553,262

                PHOTOGRAPHY
      7,700   POLAROID CORP                                             334,950
     73,900   EASTMAN KODAK CO                                        5,930,475

                HOUSEHOLD FURN/APPLIANCES
     21,200   MAYTAG CO                                                 418,700
      6,700   ARMSTRONG WORLD IND                                       465,650

                RETAIL
      8,400   TJX COS INC (NEW)                                         397,950
      1,500   FEDERATED DEPT STORES NEW                                  51,187

                APPAREL
     10,200   V F CORP                                                  688,500
      8,300   STRIDE RITE CORP                                           83,000
     56,400   NIKE INC CL B                                           3,369,900
      9,800   LIZ CLAIBORNE INC                                         378,525
     37,525   LIMITED INC                                               689,522
     38,500   FRUIT OF THE LOOM CL A                                  1,458,188

                BROADCASTING
      7,700   KING WORLD INC                                            283,937
    126,342   DISNEY WALT CO                                          8,796,562

                MISCELLANEOUS
     25,100   PALL CORP                                                 640,050

              TOTAL CONSUMER PRODUCTS                              $148,453,758

               DURABLE GOODS                               25.50%

                AEROSPACE-AIRCRAFT
     51,600   UNITED TECHNOLOGIES CORP                                3,405,600
     14,800   TEXTRON INC                                             1,394,900
     45,200   RAYTHEON CO                                             2,175,250
     11,400   NORTHROP GRUMMAN CORP                                     943,350
     48,200   MCDONNELL DOUGLAS CORP                                  3,084,800
     34,500   LOCKHEED MARTIN CORP                                    3,156,750
     11,500   GENERAL DYNAMICS CORP                                     810,750
     72,129   BOEING CO                                               7,672,765

                AGRICULTURAL MACHINERY
     50,500   DEERE & CO                                              2,051,563
     40,500   CATERPILLAR INC                                         3,047,625

                AUTOMOBILE AND PARTS
     30,200   TENNECO INC (NEW)                                       1,362,775
     28,000   TRW INC                                                 1,386,000
     16,400   NAVISTAR INTL CORP (NEW)                                  149,650
     21,600   GENUINE PARTS CO                                          961,200
    140,400   GENERAL MTRS CORP                                       7,827,300
    202,300   FORD MTR CO                                             6,448,312
     10,800   ECHLIN INC                                                341,550
     15,600   EATON CORP                                              1,088,100
     20,100   DANA CORP                                                 655,763
      7,200   CUMMINS ENGINE INC                                        331,200
      9,700   COOPER TIRE & RUBBER                                      191,575
    152,200   CHRYSLER CORP                                           5,022,600

                ELECTRICAL
     78,500   WESTINGHOUSE ELEC CORP                                  1,560,187
      6,400   RAYCHEM CORP                                              512,800
     24,200   HONEYWELL INC                                           1,591,150
     20,000   GENERAL INST CORP                                         432,500
     48,000   EMERSON ELEC CO                                         4,644,000
     53,804   AMP INC                                                 2,064,729

                ELECTRONICS
      7,000   THOMAS & BETTS CORP                                       310,625
     46,900   TEXAS INSTRUMENTS                                       2,989,875
      9,200   TEKTRONIX INC                                             471,500
     10,000   SEAGATE TECHNOLOGY INC                                    395,000
      9,200   PERKIN ELMER CORP                                         541,650
    114,350   ORACLE CORPORATION                                      4,774,112
      9,800   NATIONAL SVC INDS                                         366,275
     36,300   NATIONAL SEMICONDUCTOR                                    884,812
     47,600   MICRON TECH                                             1,386,350
        700   LSI LOGIC CORP                                             18,725
    210,900   INTEL CORP                                             27,614,719
    230,200   HEWLETT PACKARD CO                                     11,567,550
      9,600   GENERAL SIGNAL CORP                                       410,400
    323,000   GENERAL ELECTRIC CO                                    31,936,625
      7,000   E G & G INC                                               140,875
    111,300   CISCO SYS INC                                           7,081,463
     39,900   APPLIED MATLS INC                                       1,433,906
     21,600   ADVANCED MICRO-DEVICES                                    556,200

                INDUSTRIAL MACHINERY
      7,000   TRINOVA CORP                                              254,625
     50,700   ROCKWELL INTL CORP W/I                                  3,086,363
      1,700   NACCO INDUS INC CL A                                       90,950
     23,400   INGERSOLL RAND CO                                       1,041,300
      4,800   HARNISCHFEGER INDUS INC                                   231,000
     21,600   DOVER CORP                                              1,085,400
     17,200   COOPER INDUS INC                                          724,550
      9,300   CINCINNATI MILACRON INC                                   203,437
      5,400   BRIGGS & STRATTON CORP                                    237,600

                OFFICE EQUIPMENT AND SUPPLIE
     68,500   XEROX CORP.                                             3,604,813
     27,900   PITNEY BOWES INC                                        1,520,550
      5,500   HARLAND JOHN H CO                                         181,500
     17,700   DELUXE CORP                                               579,675
     22,800   ALCO STANDARD CORP                                      1,177,050

                RUBBER
     30,200   GOODYEAR TIRE & RUBBER                                  1,551,525
     10,900   GOODRICH B F CO                                           441,450

                OTHER DURABLE GOODS
     16,200   STANLEY WORKS                                             437,400
      6,040   NEWPORT NEWS SHIPBUILDING                                  90,600
     81,400   MINNESOTA MNG & MFR                                     6,746,025
      8,600   MILLIPORE CORP                                            355,825
     25,100   ILLINOIS TOOL WORKS                                     2,004,862
     10,800   CRANE CO                                                  313,200
     35,700   CORNING INCORPORATED                                    1,651,125

                COMPUTERS AND SOFTWARE
     37,700   UNISYS CORP                                               254,475
     12,000   TANDEM COMPUTERS INC                                      165,000
     87,600   SUN MICROSYSTEMS                                        2,250,225
     43,300   SILICON GRAPHICS                                        1,104,150
     84,900   NOVELL INC                                                803,897
    276,200   MICROSOFT CORP                                         22,821,025
    137,300   IBM CORP                                               20,732,300
      7,100   INTERGRAPH CORP                                            72,775
     42,300   DIGITAL EQUIP CORP                                      1,538,663
     17,000   DELL COMPUTER CORP                                        903,125
      8,600   DATA GENL CORP                                            124,700
     77,875   COMPUTER ASSOC INTL INC                                 3,874,281
     58,100   COMPAQ COMPUTER CORP                                    4,313,925
      9,200   CERIDIAN CORP                                             372,600
     73,400   CABLETRON SYSTEMS INC                                   2,440,550
    144,300   CUC INTERNATIONAL                                       3,427,125
     26,900   APPLE COMPUTER INC                                        561,537

                HOUSEHOLD FURN/APPLIANCES
     13,000   WHIRLPOOL CORP                                            606,125

                TELECOMMUNICATIONS
     21,400   WORLDCOM INC                                              557,738
      1,900   NORTHERN TELECOM LTD                                      117,563
    109,572   LUCENT TECHNOLOGIES INC                                 5,067,717
     27,800   DSC COMMUNICATIONS                                        496,925
     15,750   ANDREW CORP                                               835,734
     86,100   AIRTOUCH COMMUNICATIONS                                 2,174,025

                MISCELLANEOUS
     30,400   TYCO LABS INC                                           1,607,400
     10,500   SNAP ON TOOLS CORP                                        374,062
     18,300   PARKER HANNIFIN CORP                                      709,125
      8,900   JOHNSON CTLS INC                                          737,588
     26,300   ITT INDUSTRIES INC                                        644,350
     17,300   BLACK & DECKER CORP                                       521,162
     56,300   ALLIED-SIGNAL INC                                       3,772,100

              TOTAL DURABLE GOODS                                  $268,788,198

               FINANCIAL                                   15.11%

                BANKS
     17,633   WELLS FARGO & CO                                        4,756,502
     31,300   WACHOVIA CORP                                           1,768,450
     19,800   U S BANCORP ORE                                           889,762
     41,400   SUNTRUST BANKS INC                                      2,038,950
     28,800   REPUBLIC NEW YORK CORP                                  2,350,800
     43,000   PNC FINANCIAL                                           1,617,875
     77,800   NORWEST CORP                                            3,384,300
     45,800   NATIONSBANK CORP                                        4,476,950
     36,900   NATIONAL CITY CORP                                      1,655,888
     35,300   MORGAN J P & CO                                         3,446,162
     19,900   MELLON BANK CORP                                        1,412,900
     45,750   MBNA CORP                                               1,898,625
     36,900   KEYCORP NEW                                             1,863,450
     51,257   FLEET FINANCIAL GROUP INC                               2,556,443
     53,625   FIRST UNION CORP                                        3,968,250
     59,514   FIRST CHICAGO NBD CORP                                  3,198,878
      2,500   FIFTH THIRD BANCORP COM                                   157,031
     35,100   DEAN WITTER DISCOVER & CO                               2,325,375
     40,550   CORESTATES FINL CORP                                    2,103,531
     88,000   CITICORP                                                9,064,000
     96,720   CHASE MANHATTAN CORP NEW                                8,632,260
     27,200   BOATMEN'S BANCSHARES                                    1,754,400
     37,800   BARNETT BANKS INC                                       1,554,525
     15,600   BANKERS TR NY CORP                                      1,345,500
     71,900   BANKAMERICA CORP                                        7,172,025
     70,200   BANK NEW YORK INC                                       2,369,250
     34,400   BANK OF BOSTON CORP                                     2,210,200
     86,400   BANC ONE CORP                                           3,715,200

                FINANCE COMPANIES
     20,400   HOUSEHOLD INTL CORP                                     1,881,900
     39,400   FED HOME LN MTG CORP                                    4,338,925
     10,700   BENEFICIAL CORP                                           678,113
     90,300   AMERICAN EXPRESS CO                                     5,101,950

                HOLDING COMPANY
      4,100   EASTERN ENTERPRISES                                       145,037

                FIRE AND CASUALTY INSURANCE
     24,400   SAFECO CORP                                               962,275
     13,800   GENERAL RE CORP                                         2,176,950
     32,400   CHUBB CORP                                              1,741,500

                INSURANCE
     26,100   USF & G CORP                                              544,837
     11,600   UNUM CORP.                                                838,100
    136,333   TRAVELERS GROUP INC                                     6,186,110
     12,400   TRANSAMERICA CORP                                         979,600
     11,100   TORCHMARK CORP                                            560,550
     14,000   ST PAUL COS INC                                           820,750
     11,600   MARSH & MCLENNAN CO.                                    1,206,400
      5,900   MBIA INC                                                  597,375
     57,100   LOEWS CORP                                              5,381,675
     26,300   ITT HARTFORD                                            1,775,250
     12,300   CIGNA CORP                                              1,680,488
     92,050   AMERICAN INTL GROUP                                     9,964,413
    103,669   ALLSTATE CORPORATION                                    5,999,843
      8,500   ALEXANDER & ALEXANDER SVC                                 147,687
        853   AETNA INC 6.25% CV PFD                                     67,707
     24,460   AETNA INC                                               1,956,800

                LIFE INSURANCE
      6,450   USLIFE CORP                                               214,462
     14,100   PROVIDIAN CORP                                            724,388
     17,000   LINCOLN NATL CORP IND                                     892,500
     12,450   JEFFERSON PILOT CORP                                      704,981
     39,000   AMERICAN GENERAL CORP                                   1,594,125

                REAL ESTATE
      2,300   HFS                                                       137,425
    232,800   FEDERAL NATL MTGE ASSN                                  8,671,800

                SAVINGS & LOANS
     32,300   GREAT WESTERN FINL                                        936,700
     14,100   GOLDEN WEST FINL CORP                                     890,063
     28,500   AHMANSON H F & CO                                         926,250

                BROKERAGE
     21,700   SALOMON INC                                             1,022,613
     38,200   MERRILL LYNCH & CO                                      3,113,300

              TOTAL FINANCIAL                                      $159,250,324

               METALS AND MINING                            0.81%

                ALUMINUM
     12,500   REYNOLDS METALS CO                                        704,688
     36,000   ALUMINUM CO AMER                                        2,295,000
      1,400   ALCAN ALUM LTD-NEW                                         47,075

                MINING
        600   PLACER DOME INC                                            13,050
     21,100   HOMESTAKE MNG CO                                          300,675

                STEEL
     14,900   WORTHINGTON INDS INC                                      270,062
     11,400   USX-US STEEL GROUP                                        357,675
      7,400   TIMKEN CO                                                 339,475
     11,300   NUCOR CORP                                                576,300
      8,700   INLAND STEEL INDUS INC                                    174,000
     13,600   BETHLEHEM STEEL CORP                                      122,400
     20,200   ARMCO, INC.                                                83,325
     29,555   ALLEGHENY TELEDYNE                                        679,765

                OTHER METALS
     12,000   PHELPS DODGE CORP                                         810,000
     15,300   NEWMONT MNG CORP                                          684,675
     12,400   INCO LTD                                                  395,250
      3,500   BATTLE MOUNTAIN GOLD CL A                                  24,063
      8,100   ASARCO INC                                                201,487

                MINERALS
     16,200   CYPRUS AMAX MINERALS CO                                   378,675
      1,500   BARRICK GOLD CORP                                          43,125

              TOTAL METALS AND MINING                                $8,500,765

               COLLECTIBLES & PRECIOUS MATERIALS            0.04%

                GOLD-DIAMONDS-GEMS
     15,000   FREEPORT-MCMORAN COPPER-B                                 448,125

              TOTAL COLLECTIBLES & PRECIOUS MATERIALS                  $448,125

               OIL-ENERGY                                   7.79%

                OIL & GAS PRODUCERS
     32,692   UNION PACIFIC RESOURCES                                   956,241
     70,000   USX-MARTHON GROUP COM NEW                               1,671,250
     16,700   SANTA FE ENERGY RES INC                                   231,712
     18,800   ROWAN COS INC                                             425,350
     71,300   OCCIDENTAL PETROLEUM                                    1,666,638
        400   MCDERMOTT INTL INC                                          6,650
      5,500   HELMERICH & PAYNE INC.                                    286,687
     16,400   ENSERCH CORP                                              377,200
     21,800   COASTAL CORP                                            1,065,475
    101,500   AMOCO CORP                                              8,170,750
     18,500   AMERADA HESS CORP                                       1,070,688

                NATURAL RESOURCES
     37,950   WILLIAMS COS INC-DEL                                    1,423,125
      6,300   LOUISIANA LD & EXPL CO                                    337,838
     10,400   KERR MCGEE CORP                                           748,800
      2,809   EL PASO NATURAL GAS                                       141,834
     36,500   DRESSER INDUS INC                                       1,131,500

                OIL EQUIPMENT, WELLS & SVCS
     11,000   WESTERN ATLAS INC                                         779,625
     23,800   HALLIBURTON CO                                          1,433,950
     26,300   BAKER HUGHES INC                                          907,350
     13,200   ASHLAND, INC                                              579,150

                OIL - DOMESTIC
     46,600   UNOCAL CORP                                             1,893,125
     47,700   PHILLIPS PETE CO                                        2,110,725
      9,500   PENNZOIL CO                                               536,750
     21,600   BURLINGTON RESOURCES INC                                1,088,100

                OIL - INTERNATIONAL
     53,400   TEXACO INC                                              5,239,875
     13,500   SUN CO INC                                                329,062
     26,000   ORYX ENERGY COMPANY                                       643,500
     80,600   MOBIL CORP                                              9,853,350
    255,600   EXXON CORP.                                            25,048,800
    122,300   CHEVRON CORP                                            7,949,500
     29,900   ATLANTIC RICHFIELD CO                                   3,961,750

              TOTAL OIL-ENERGY                                      $82,066,350

               RETAIL                                       3.15%

                DEPARTMENT STORES
     19,000   WOOLWORTH CORP                                            415,625
     29,000   WINN-DIXIE STORES INC                                     917,125
    356,700   WAL MART STORES INC                                     8,159,512
     77,100   SEARS ROEBUCK & CO                                      3,556,237
     36,200   PENNEY JC INC                                           1,764,750
      6,700   MERCANTILE STORES                                         330,813
     36,400   MAY DEPT STORES CO                                      1,701,700
    102,700   K MART                                                  1,065,512
     12,600   HARCOURT GENERAL INC                                      581,175
     18,500   DILLARD DEPT STORES                                       571,188
     31,800   DAYTON HUDSON CORP                                      1,248,150
     17,500   CVS CORP                                                  724,062

                GROCERY
     10,000   SUPERVALUE INC                                            283,750
     18,200   KROGER CO                                                 846,300
      8,800   GREAT ATLANTIC & PAC TEA                                  280,500
     13,800   GIANT FOOD INC                                            476,100
      7,800   FLEMING COS                                               134,550
     27,200   AMERICAN STORES CO                                      1,111,800
     44,700   ALBERTSON'S INC                                         1,592,438

                OTHER RETAIL
     50,600   TOYS R US                                               1,518,000
      6,100   TANDY CORP                                                268,400
     14,600   RITE AID CORP                                             580,350
     45,600   PRICE/COSTCO INC                                        1,145,700
      6,200   PEP BOYS-MAN, MO, JACK                                    190,650
     18,900   LOWES COS INC                                             670,950
      3,900   LONGS DRUG STORES CORP                                    191,588
     14,000   CIRCUIT CITY STORES                                       421,750

                SPORTING GOODS
      6,700   RUSSELL CORP                                              199,325
      9,800   REEBOK INTL LTD                                           411,600

                APPAREL
     13,700   NORDSTROM INC                                             485,494
     41,800   GAP INC                                                 1,259,225
     17,600   CHARMING SHOPPES INC                                       89,100

              TOTAL RETAIL                                          $33,193,419

               UTILITIES                                    9.20%

                ELECTRIC
     15,400   UNION ELECTRIC CO                                         592,900
     44,100   UNICOM CORP                                             1,196,213
    137,700   SOUTHERN CO                                             3,115,462
    127,200   SBC COMMUNICATIONS INC                                  6,582,600
     39,900   PUBLIC SVC ENTERPRISE GRP                               1,087,275
     53,400   PACIFICORP                                              1,094,700
     89,300   PACIFIC GAS & ELEC                                      1,875,300
      1,500   PP&L RESOURCES INC                                         34,500
     44,800   PECO ENERGY                                             1,131,200
     28,600   OHIO EDISON CO                                            650,650
     13,600   NORTHERN STS PWR CO                                       623,900
     27,900   NIAGARA MOHAWK PWR                                        275,513
     51,400   HOUSTON INDS INC                                        1,162,925
     20,600   GPU INC                                                   692,675
     35,600   FPL GROUP INC                                           1,637,600
     39,900   ENTERGY CORP NEW                                        1,107,225
     95,400   EDISON INTERNATIONAL                                    1,896,075
     40,800   DUKE POWER CO                                           1,887,000
     33,900   DOMINION RES INC-VA                                     1,305,150
     36,700   CON. EDISON NY INC                                      1,073,475
     22,600   CINERGY CORP                                              754,275
     36,300   CENTRAL & SOUTH WEST CORP                                 930,187
     21,500   CAROLINA PWR & LT CO                                      784,750
     27,400   BALTIMORE GAS & ELEC                                      732,950
     37,900   AMERICAN ELEC PWR INC                                   1,558,638

                GAS
     43,900   TEXAS UTILITIES CO                                      1,788,925
     16,600   SONAT INC                                                 854,900
      6,700   PEOPLES ENERGY CORP                                       226,962
     32,100   PANENERGY CORPORATION                                   1,444,500
     14,900   PACIFIC ENTERPRISES                                       452,588
      5,100   ONEOK INC                                                 153,000
     26,600   NORAM ENERGY CORP                                         408,975
      8,700   NICOR INC                                                 311,025
     50,800   ENRON CORP                                              2,190,750
     15,000   CONSOLIDATED NATL GAS                                     828,750
     10,100   COLUMBIA GAS SYS INC                                      642,612

                TELEPHONE
    114,300   U S WEST MEDIA GROUP                                    2,114,550
     90,700   U S WEST INC                                            2,925,075
     76,400   SPRINT CORP                                             3,046,450
     80,400   PACIFIC TELESIS GROUP                                   2,954,700
     77,400   NYNEX CORP                                              3,724,875
    179,500   GTE CORP                                                8,167,250
    193,800   BELLSOUTH CORP                                          7,824,675
     84,500   BELL ATLANTIC CORP                                      5,471,375
     22,900   ALLTEL CORP                                               718,488
    284,100   A T & T                                                12,358,350

                WASTE DISPOSAL
     88,100   WMX TECHNOLOGIES INC                                    2,874,262
     47,200   LAIDLAW TRANS CL B NVTG                                   542,800
     44,800   BROWNING FERRIS IND                                     1,176,000

              TOTAL UTILITIES                                       $96,984,975

               MISCELLANEOUS                                9.39%

                BROADCAST/COMMUNICATIONS
     72,200   VIACOM INC CL B NON VTG                                 2,517,975
     71,800   TELLABS INC                                             2,701,475
    111,400   TELE COMM. INC CL A                                     1,455,162
     11,140   TCI SATELLITE ENT CL-A                                    110,007
    116,000   MOTOROLA INC                                            7,119,500
    136,100   MCI COMMUNICATIONS                                      4,448,769
     26,200   GANNETT CO., INC                                        1,961,725
     44,150   COMCAST CORP CL A SPL                                     786,422
                BUSINESS SERVICES
      2,000   THREE COM CORP                                            146,750
     43,400   SERVICE CORP INTL                                       1,215,200
     13,900   SCIENTIFIC-ATLANTA                                        208,500
      9,700   SAFETY KLEEN CORP                                         158,837
        500   MOORE CORP LTD                                             10,188
     16,900   INTERPUBLIC GROUP COS                                     802,750
      8,700   GRAINGER W W INC                                          698,175
     84,000   FIRST DATA CORP                                         3,066,000
     10,800   ECOLAB INC                                                406,350
     11,400   E M C CORP                                                377,625
     22,600   DUN & BRADSTREET                                          536,750
     14,400   DOW JONES & CO                                            487,800
     25,700   DONNELLEY RR & SONS                                       806,337
     11,600   COMPUTER SCIENCES CORP                                    952,650
     18,200   BLOCK H&R INC                                             527,800
     57,500   AUTOMATIC DATA PROC                                     2,465,313
      3,800   AUTODESK INC                                              106,400
     25,200   AMDAHL CORP                                               305,550

                FOOD SERVICE
     19,800   WENDYS INTL INC                                           405,900
      9,400   SHONEY'S INC                                               65,800
     10,500   RYANS FAMILY STEAK HOUSE                                   72,187
    162,200   PHILLIP MORRIS CO INC                                  18,267,775
    131,700   MCDONALDS CORP                                          5,959,425
      3,000   LUBYS CAFETERIAS INC                                       59,625
     30,100   DARDEN RESTAURANTS INC                                    263,375

                FOREIGN
      2,200   ROYAL DUTCH PETE CO NEW                                   375,650

                HOTEL & MOTEL
     24,100   MARRIOTT INTL CORP                                      1,331,525
     26,300   ITT CORP NEW                                            1,140,762
     49,700   HILTON HOTELS CORP                                      1,298,413

                HOUSING
      3,900   PULTE CORP                                                119,925

                MED SERV & SUPPLIES
      4,900   SHARED MEDICAL SYS CORP                                   241,325
     12,900   ST. JUDE MED INC.                                         549,863
     55,400   MEDTRONIC INC                                           3,767,200
     10,800   MANOR CARE INC                                            291,600
        600   HUMANA INC                                                 11,475
     23,600   BIOMET INC                                                356,950

                REAL ESTATE
      4,400   CENTEX CORP                                               165,550

                TRANSPORTATION
     12,800   U S AIR GROUP                                             299,200
     38,600   UNION PACIFIC CORP                                      2,320,825
     32,100   SOUTHWEST AIRLINES CO                                     710,213
     25,900   SANTA FE PACIFIC GOLD                                     398,213
     14,800   RYDER SYSTEMS INC                                         416,250
      8,300   PACCAR INC                                                564,400
     23,500   NORFOLK SOUTHERN CORP                                   2,056,250
      8,700   FLEETWOOD ENTERPRISES                                     239,250
     20,400   FEDERAL EXPRESS CORP                                      907,800
      9,900   DELTA AIR LINES INC                                       701,662
     13,900   CONRAIL INC                                             1,384,788
      7,300   CALIBER SYSTEMS INC                                       140,525
     41,100   CSX CORP                                                1,736,475
     31,603   BURLINGTON NRTHN SANTA FE                               2,729,709
     22,000   AMR CORP                                                1,938,750

                MISCELLANEOUS
     53,100   WARNER-LAMBERT                                          3,982,500
      3,300   SCHLUMBERGER                                              329,588
     15,200   MALLINCKRODT (NEW)                                        670,700
     22,600   COGNIZANT CORP                                            745,800
          0   ACNIELSEN CORP                                                  5

                TELECOMMUNICATIONS
      6,800   HARRIS CORP-DEL                                           466,650
    117,600   AMERITECH CORP NEW                                      7,129,500

              TOTAL MISCELLANEOUS                                   $98,993,388

               UTILITIES                                    0.09%

                ELECTRIC
     28,200   DTE ENERGY COMPANY                                        912,975

              TOTAL UTILITIES                                          $912,975

                   TOTAL COMMON STOCK                            $1,049,691,369


OTHER
              CASH EQUIVALENTS                              0.41%

               STIFS/MONEY MARKETS
  4,361,224   AIM SHORT TERM INV SER 2                                4,361,224

              TOTAL CASH EQUIVALENTS                                 $4,361,224
                                                                     $4,361,224





              TOTAL INVESTMENTS - (cost $750,637,639)  100.00%   $1,054,052,593


            See accompanying notes to financial statements